SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 17, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated April 17, 2003 about Aventis Annual General Meeting of Shareholders,

Press Release

Your Contact:

Nathalie Jecker

Media Relations

Tel.: + 33 (0) 388 99 11 16

Nathalie.Jecker@aventis.com

April 17, 2003

Aventis Annual General Meeting of Shareholders

•                  Net dividend of € 0.70 per share approved

•                  Aventis reconfirms full-year sales and earnings outlook

Strasbourg, France — At the Annual General Meeting of Aventis held today in Strasbourg, shareholders overwhelmingly approved the resolutions proposed by the Management Board. At this combined ordinary and extraordinary shareholder meeting, 36.892% of the subscribed capital was represented, corresponding to 291,515,082 votes.

Net dividend of € 0.70 per share approved

Based on the financial results of 2002, the AGM approved a dividend of € 0.70 per share to shareholders of record as of April 22, 2003, a 21% increase compared to the previous year (€ 0.58). The total dividend payment, which is scheduled for distribution on May 22, 2003, would be approximately € 560 million.

Aventis reconfirms full-year sales and earnings outlook

At the Annual Meeting, Igor Landau, Chairman of the Management Board, reconfirmed the full-year outlook for 2003: “As we outlined earlier this year, despite a challenging environment for the pharmaceutical industry, sales growth within our core business in 2003 is expected to be in the high single digits, excluding the impact of currency. We expect earnings per share within our core business to be in the mid to high teens, including the impact of a productivity enhancement plan.”

“Based on the trends that we see so far, we believe that we are on track to achieve our full year objectives,” said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer.  “New prescriptions for our allergy drug Allegra continue to grow despite the launch of OTC (over-the-counter) Claritin in the US.  Also, with actions that we have undertaken through a strengthened sales force, growth trends for our anti-thrombotic agent Lovenox in the US are expected to reach around 15% by the end of this year. For the overall core business, however, the first quarter is not going to be indicative of our full-year objectives, as the significant weakening of the dollar and certain Latin American currencies against the Euro, will have a negative translation effect on sales,” concluded Langlois.

Aventis has currently more than 40 compounds in clinical development, including over 25 in early-stage development and more than 15 in late-stage development. In 2002, Aventis made 13 submissions and achieved 11 approvals in the U.S., the EU and Japan. In 2003, up to five new drugs and vaccines could be submitted for approval in the U.S. and in Europe.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

More information at: http://www.aventis.com/agm2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date April 17, 2003	By:	/s/ Dirk Oldenburg
Name : Dirk Oldenburg
Title : General Legal Counsel